SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
DIVISION OF MARKET REGULATION

10029662

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-26614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 West Broad Street, building 2
(No. and Street)

Richmond (City) VA (State) 23230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Bagnell 804-484-7286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 2000 (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Christopher J. Grady,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Capital Brokerage Corporation,** as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Tamara D. Howe
Notary Public

Tamara D. Howe
Commonwealth of Virginia
Notary Public
Commission No.: 113897
My Commission Expires 02/28/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Brokerage Corporation:

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Brokerage Corporation as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

KPMG LLP

February 24, 2010

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2009

(Dollar amounts in thousands, except share amounts)

Assets

Cash and cash equivalents	$	6,867
Commissions receivable		1,700
Other assets		111
Total assets	$	8,678

Liabilities and Shareholder's Interest

Liabilities:		
Accounts payable and accrued liabilities	$	4
Payable to affiliates		45
Current income taxes payable to affiliate		803
Total liabilities		852
Commitments and contingencies		
Shareholder's interest:		
Common stock ($1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares)		10
Additional paid-in capital		1,935
Retained earnings		5,881
Total shareholder's interest		7,826
Total liabilities and shareholder's interest	$	8,678

See accompanying notes to statement of financial condition.

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, which is a wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

The Company is an underwriting broker/dealer and is subject to the rules and regulations of the Securities and Exchange Commission including Net Capital Rule 15c3-1-3(k)(1).

Effective May 1, 2008, the Company merged with AssetMark Capital Corporation, an affiliated introducing broker/dealer registered in California, with CBC being the surviving entity. The merger had an immaterial impact on the Company's operations, and financial and net capital position.

(b) Revenues and Expenses

In 2009, almost all of the Company's revenues were derived from related parties. The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and variable annuity contracts issued by various affiliated insurance companies and as the underwriter of mutual funds for Genworth Financial Wealth Management, Inc. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2009.

Revenue and expenses related to the sale of variable life insurance and variable annuity products of affiliated insurance companies are recorded on the accrual basis, based on the trade date, as commission revenue from affiliate product sales and commission expense on affiliate product sales in the statement of income.

In 2009, a significant portion of nonaffiliated revenue was derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2009 and, therefore, has not included a statement of changes for such activities.

(e) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates. Subsequent events have been considered for disclosure through the filing date and there were no material subsequent events.

(f) ***Income Taxes***

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax liability on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 18 combined/unitary state income tax returns of Genworth and files separate state income tax returns in 23 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2009, the Company had a blended state income tax rate of 8.25%.

Deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(g) ***Accounting Changes***

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

On July 1, 2009, the Company adopted new accounting guidance related to the codification of accounting standards and the hierarchy of U.S. GAAP established by the Financial Accounting Standards Board (the "FASB"). This accounting guidance established two levels of U.S. GAAP, authoritative and nonauthoritative. The FASB Accounting Standards Codification (the "Codification") is the source of authoritative, nongovernmental U.S. GAAP, except for rules and interpretive releases of the SEC, which are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature is nonauthoritative. The adoption of this new accounting guidance did not have a material impact on the Company's financial statements.

Subsequent Events

On June 30, 2009, the Company adopted new accounting guidance related to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This accounting guidance required the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of this new accounting guidance did not have a material impact on the Company's financial statements.

(Continued)

(Dollar amounts in thousands)

(2) Income Taxes

The total federal and state income tax expense for the year ended December 31, 2009 consisted of the following components:

Current federal income tax expense	$	675
Current state income tax expense		180
Total current federal and state income tax expense	$	855

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	35.0%
State income tax, net of federal benefit	5.6%
Other	0.3%
Total federal and state income tax expense	40.9%

Based on an analysis of the Company's tax position, there were no deferred tax assets and therefore no valuation allowance for the deferred tax assets is deemed necessary as of December 31, 2009.

The Company has a current income tax liability of $803 as of December 31, 2009.

As of January 1, 2009 and December 31, 2009 the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2009 statement of financial condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

The Company files U.S. federal income tax returns (included in the Genworth consolidated returns) and various state, local and foreign income tax returns. With few exceptions, the Company is no longer subject to U.S. federal or foreign income tax examinations for years prior to 2003. Potential state and local examinations for those years are generally restricted to results that are based on closed U.S. federal examinations. The Internal Revenue Service ("IRS") is currently reviewing the U.S. income tax returns for the 2007 and 2008 tax years. The 2004 – 2006 examination of Genworth nonlife companies has concluded with all issues agreed upon. Such years are still open to the extent of carry back adjustments. The Company and other members of the Genworth consolidated return were previously subsidiaries of General Electric Corporation ("GE"), until an initial public offering ("IPO") of Genworth common stock was completed in 2004. For those companies that filed consolidated returns with GE, in 2003 and 2004 before the IPO (which included the pre-IPO related transactions), the portion of the GE consolidated return allocated to such companies is still subject to IRS examination.

(Continued)

(Dollar amounts in thousands)

(3) Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Related-Party Transactions

The Company has a service fee agreement with Genworth Life and Annuity Insurance Company (GLAIC), whereby the Company will reimburse GLAIC $1,400, per quarter for a total of $5,600 for the year related to the underwriting, distributing, and servicing of GLAIC variable annuity products. The Company also incurs and pays other, nonmanagement fee related expenses to affiliates.

In 2008, the Company entered into a distribution agreement with Genworth Variable Insurance Trust "GVIT." GVIT is a trust engaged in business as an investment company. The Company sells and distributes shares of GVIT and in consideration for these services received $1,268 in commissions in 2009 which is classified in commissions from other product sales.

The company paid a dividend to GNA Corporation in the amount of $1,250 in 2009.

(5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $5,559 which was $5,481 in excess of its required minimum net capital of $78. As of December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.21 to 1. Total liabilities of $852 include a current income tax receivable from affiliate of $321 which is offset by a current income tax payable to the same affiliate of $1,124. The Company's aggregate indebtedness of $1,173 does not include the current income tax receivable from affiliate of $321.

(Continued)

Schedule 1

CAPITAL BROKERAGE CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	7,826
Deduction of nonallowable assets and net capital adjustments:		
Commissions receivable		(1,700)
Current income tax receivable from affiliate		(321)
Other assets		(111)
Haircut on cash equivalents		(135)
Net capital		5,559
Total aggregate indebtedness		1,173
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		78
Minimum net capital requirements of Company		5
Net capital requirement		78
Excess net capital – net capital less net capital requirement	$	5,481
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	5,442
Ratio: Aggregate indebtedness to net capital		0.21 to 1

Note: The above calculation does not materially differ from the computation of net capital under Rule 15c3-1e filed with the Financial Industry Regulatory Authority ("FINRA") as of December 31, 2009.

See accompanying report of independent registered public accounting firm.

KPMG

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

14776RIC